Filed by NorthPoint Communications Group, Inc.
  Pursuant to Rule 425 under the Securities Act of 1933 and
  Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
  Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON OCTOBER 10, 2000:

Frequently Asked Questions About the NorthPoint / Verizon Merger

Here are some questions and answers about the merger. The newest Q&A is listed first. For previously answered questions, scroll down.

October 10, 2000

Does this mean that I will get two bonuses -- one for meeting of NorthPoint's yearly goal and another for being here during the merger transition?

Yes, that's what it means. Employees who remain with NorthPoint until the merger closes will receive a closing bonus and also the annual STIP (Short-Term Incentive Pay) award.

If I am on a leave of absence when the merger closes and come back to the new NorthPoint, will I qualify for the merger closing bonus?

An employee on an approved leave of absence is still on the NorthPoint payroll, even though he/she may not be receiving a paycheck during the leave if it is unpaid. The employee will not receive the bonus when the merger closes because he/she does not show up as "active" on payroll, and it's always a possibility that he/she will not return to work at NorthPoint. However, once he/she returns to work and to active status on payroll, because there has been no break in service, he/she will be eligible to receive payment of this bonus within 30 days after returning to work.

My question concerns those of us participating in ESPP and relates to the estimated $2.50/share bonus to stockholders. How is it currently planned to pay this bonus money? Will it be put into our ESPP accounts and used to purchase more shares? Will it be paid directly to us in cash? Or will we be given the option as to how we can receive it, as we get closer to the closing date?

Employees who purchased shares through the Employee Stock Purchase Program will be treated the same as other stockholders. You will receive a cash payment of approximately $2.50 for each share you own on the date the merger closes.

I don't understand the matching for the 401(k). Please explain in more detail what is meant by half of the first six percent.

You will receive 50 cents for every dollar you contribute up to the first 6% of your 401(k) contribution. (Please note that the IRS has mandated a cap of $10,500 for 401(k) contributions in the year 2000.) Let's use an example of an employee whose salary is $50,000. If the employee contributes 6%, or $3,000, he/she will receive a match of half that amount or $1,500. If he/she contributes 12%, or $6,000, the match will be half of the first 6% ($3,000), which is still $1,500. If he/she contributes 3%, or $1,500, he/she will receive half of 3% or $750.

Is the 401(k) matching retroactive?

No, it becomes effective January 1, 2001.